Correspondence Filing Via EDGAR

December 5, 2011

Ms. Michele Roberts

Senior Counsel, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

RE:                          Western-Southern Life Assurance Company Separate Account 1

Response to SEC comments on Initial Registration Statement on N-4

File Numbers 333-177619 and 811-08420

Dear Ms. Roberts:

This letter is in response to the comments of the Securities and Exchange Commission (Commission) staff (Staff) dated November 28, 2011 on the above-referenced registration statement.  This registration statement was filed in connection with a request for no-action relief initially submitted June 28, 2011 by Integrity Life Insurance Company, National Integrity Life Insurance Company and Western-Southern Life Assurance Company (“WSLAC” or “Company”), revised most recently on November 30, 2011, related to the consolidation by each insurance company of its two separate accounts.  The Company’s response to each of the Staff’s comments is stated below, with each response numbered according to the comment provided.

1.              Incorporation by Reference

WSLAC will file, in a pre-effective amendment, the May 1, 2006 prospectus and statement of additional information (“SAI”) that are referenced by the supplements.

While we agree with your position regarding incorporation by reference as it relates to the May 1, 2006 prospectus and SAI and agree to comply with your request, we respectfully disagree with your broader statement that: “The Registrant should not incorporate by reference information that is included in another registrant’s registration statement.”  Item G of the General Instructions of Form N-4 and the laws referenced therein do not limit the incorporation by reference to filings of the same registrant.  If particular, with regard to exhibits, Rules 0-4 and 8b-32 under the Investment Company Act of 1940 specifically allow for incorporation by reference to other registrant’s registration statements.  We offer this as a clarification only for your consideration in the future.

2.              Supplement Disclosure

A revised prospectus supplement, which describes the consolidation, is attached hereto as Exhibit A to this correspondence.  We will file this supplement in a pre-effective amendment, subject to resolution of any further comments from the Staff.

3.              Other Required Disclosure, Exhibits, and Representations

I have broken down this comment into three subparts:

a.               Updated statutory financial statements for the depositor will be filed in a pre-effective amendment as well as updated GAAP financial statements for each of WSLAC’s Separate Accounts.  Although the facing sheet on this filing indicated a guarantor, this was in error; there is no guarantor on this product.  We apologize for the inconvenience caused by this error.

Specifically, the following financial statements will be filed in a pre-effective amendment:

Description of Separate Account Merger Impact on Financial Statement Presentation

Separate Account 1 of Western-Southern Life Assurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Separate Account 2 of Western-Southern Life Assurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Western-Southern Life Assurance Company (Depositor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2010 and 2009

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Notes to Financial Statements (Statutory-Basis)

b.               We acknowledge your reminder that all powers of attorney (“POAs”) upon which we may wish to rely for future amendments to this filing must relate to this specific filing.  We agree to file new POAs that refer to this specific filing by its registration number (333-177619), a form of which is attached hereto as Exhibit B to this correspondence.  The new POAs are scheduled to be signed at the next WSLAC board meeting on December 20, 2011.

We wish to note, however, that we believe our currently filed POAs meet the requirements of Rule 483(b) under the Securities Act of 1933 (“1933 Act”) in that they relate to a specific filing with sufficient detail to identify the filing.  We assume the Staff’s comment is related to its preference that POAs refer to the 1933 Act registration number and while we strive to include that 1933 Act registration number in our POAs, we do not interpret Rule 483(b) as requiring a reference to the number.

Complicating this matter is that, to our knowledge, it is not possible to obtain POAs for a new registration statement before it is filed that refer to the 1933 Act registration number as that number has not yet been assigned.  We believe that requiring new POAs for the pre-effective amendments solely for the purpose of adding the 1933 Act registration number is overly burdensome.  We respectfully offer this position for your consideration in the future.

c.               In the last part of this comment, you indicate that “any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.”  We intend to file the items discussed above: May 1, 2006 prospectus and SAI, all financial statements listed above, the revised supplement to the prospectus in the form of the sample attached as Exhibit A to this letter and new POAs in the form of the sample attached as Exhibit B to the letter.  We will also update the information on the facing sheet, including the removal of the reference to a guarantor, and in Part C, including new Exhibits 9, 10 and 14.

We plan to file a pre-effective amendment to the registration statement on December 28, 2011.  As we mentioned above, we are not able to get the POAs from the board of directors of WSLAC until the next board meeting on December 20, 2011.  Also, in order to get the consents from our independent auditor in a cost effective manner, we have coordinated the timing of their review of the financial statements with the reviews and consents being provided in connection with five other filings related to this consolidation of separate accounts project. The auditor consent process is the most expensive element involved in filing any registration statement or amendment; therefore, coordinating these consents is a critical cost savings measure.  With this explanation in mind, we hope you will accept this correspondence and exhibits, as well as our commitments herein, as a complete response to your comments.

We respectfully request your assurance that if the pre-effective amendment filed on December 28, 2011 meets all criteria set forth in this letter, addresses any additional comments the Staff may have and is otherwise correct and complete, you will accelerate the registration statement making it effective by December 30, 2011.  We greatly appreciate your cooperation in this regard.

4.                                      Tandy Representation

In connection with the foregoing, registrant acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions, please do not hesitate to call me at 513-629-1854.

Sincerely,

\s\ Rhonda S. Malone

Rhonda S. Malone
Counsel — Securities
Western & Southern Financial Group

Exhibit A to Correspondence filed

December 5, 2011

By Western-Southern Life Assurance Company

File Numbers 333-177619 and 811-08420

Amendment dated December 30, 2011 to Prospectus dated May 1, 2006 for

Touchstone Advisor Flexible Premium Variable Annuity

Issued by Western-Southern Life Assurance Company

This is an amendment to the prospectus identified above, which describes a change in your Touchstone Advisor variable annuity Contract issued by Western-Southern Life Assurance Company (“WSLAC”).  Please retain this amendment to the prospectus for future reference.

Effective at the close of business on December 31, 2011, WSLAC is consolidating two separate accounts.  As a result, the separate account supporting your variable annuity will be Western-Southern Life Assurance Company Separate Account 1, instead of Western-Southern Life Assurance Company Separate Account 2.

Description of the Separate Account Consolidation

To reduce the costs of maintaining two separate accounts, WSLAC is combining its Separate Account 2 with its Separate Account 1 (the “Consolidation”).  Separate Account 1 will be the surviving separate account. As of the close of business on December 31, 2011, WSLAC will transfer the underlying Fund shares held in each Sub-Account in Separate Account 2 to Separate Account 1.  In return, Separate Account 1 will credit accumulation units equal to those contained in each Sub-Account of Separate Account 2 to Contract owners currently in Separate Account 2.

WSLAC will not combine the Sub-Accounts.   Each Sub-Account will remain unchanged and you will continue to hold units in each Sub-Account in which you are invested.  The only difference will be that the units will be a liability of Separate Account 1 instead of the Separate Account 2.    You will have the same number of units in each Sub-Account with the same value immediately before and immediately after the Consolidation.  The Consolidation will not affect any rights, benefits, promises or obligations under your Contract.  The Consolidation will not affect your Contract values.

All costs of the Consolidation will be paid by WSLAC or an affiliate.  There is no cost to you.  The Consolidation will not have any tax consequences for you.

WSLAC will continue to administer the Contracts immediately after the Consolidation in the same manner it did immediately before the Consolidation.

Changes to your Prospectus dated May 1, 2006

The section of your prospectus titled “Western-Southern Life Assurance Company and the Separate Account” is hereby deleted and replaced with the following:

SEPARATE ACCOUNT 1

Western-Southern Life Assurance Company (“WSLAC”) established Separate Account 1 under Ohio law on July 27, 1992.   Separate Account 1 supports the Contracts and certain other variable annuity contracts that it issues. Separate Account 1 is registered with the SEC as a unit investment trust.

WSLAC owns the assets of Separate Account 1, but it separates those assets from its general account assets and the assets of its other separate accounts. Liabilities from any other businesses conducted by WSLAC will not be charged to the assets of Separate

Account 1. We hold the assets of Separate Account 1 exclusively for the benefit of owners and beneficiaries of the Contracts and certain other variable annuity contracts issued by WSLAC. WSLAC is obligated to pay all benefits provided under the Contracts.

We may allow fees that are owed to us to stay in the Separate Account, and, in that way, we can participate proportionately in Separate Account 1.  We may also periodically withdraw amounts that are earned and owed to us from Separate Account 1.

All references to Separate Account 2 in the prospectus are hereby deleted and replaced with “Separate Account 1.”

Exhibit B to Correspondence filed

December 5, 2011

By Western-Southern Life Assurance Company

File Numbers 333-177619 and 811-08420

POWER OF ATTORNEY

I, John F. Barrett, the undersigned Director of Western-Southern Life Assurance Company, hereby constitute and appoint Robert L. Walker and Bradley J. Hunkler, and each of them individually, my true and lawful attorney-in-fact, with full power of substitution, to sign for me and in my name in the appropriate capacities all of the following Registration Statements of Western-Southern Life Assurance Company:

•                  Western-Southern Life Assurance Company Separate Account 1 (Investment Company Act Registration Number 811-08420), Securities Act Registration Numbers:

•                  033-76582

•                  333-29705

•                  333-177619

•                  Western-Southern Life Assurance Company Separate Account 2 (Investment Company Act Registration Number 811-08550), Securities Act Registration Number 033-79906

and any amendments thereto or other instruments in connection therewith, and generally to do all such things in my name and behalf in connection therewith as said attorney-in-fact deems necessary or appropriate to comply with the provisions of the Securities Act of 1933 and Investment Company Act of 1940, and all related requirements of the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

Date:
John F. Barrett, Director
Western-Southern Life Assurance Company